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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9
                                 (Rule 14d-101)

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934
                                (Amendment No. 1)

                  Resources Accrued Mortgage Investors 2, L.P.
                            (Name of Subject Company)

                  Resources Accrued Mortgage Investors 2, L.P.
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Carolyn Tiffany
                                RAM Funding, Inc.
                          5 Cambridge Center, 9th Floor
                         Cambridge, Massachusetts 02142
                                 (617) 234-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

____ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.






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ITEM 1. SUBJECT COMPANY INFORMATION

         The name of the subject company is Resources Accrued Mortgage Investors 2, L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142 and the telephone number of such offices is (617) 234-3000. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership. As of December 31, 2000, there were 187,919 Units outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

         This Statement is being filed by the Partnership and relates to (i) the tender offer of Western Real Estate Investments, LLC ("Western"), to purchase up to 40,000 Units at a purchase price of $97 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated February 9, 2001, and the related Letter of Transmittal (together, the "Western Offer") and (ii) amends the
Schedule 14D-9 filed by the Partnership with respect to the tender offer of Bighorn Associates LLC ("Bighorn") to purchase up to 57,000 Units at a purchase price of $98 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated January 17, 2001, as amended on February 14, 2001, and the related Letter of Transmittal (together, the "Bighorn Offer"). The Western Offer is being made pursuant to a tender offer statement on Schedule TO dated February 9, 2001.

         According to the Western Offer, the principal executive office of Western is 1175 West Moana Lane, Suite 200, Reno, Nevada 89509. The address and telephone number of the Partnership's executive offices are as set forth in Item 1 above.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Under the Partnership's Partnership Agreement, the general partners of the Partnership (the "General Partners") are entitled to receive 2.5% of the Partnership's income, loss, capital and distributions including without limitation the Partnership's cash flow from operations and disposition proceeds. However, since all interest and principal due on the mortgage loan held by the Partnership has been deferred until maturity, no distributions are expected to be made from operations unless there are prepayments of the mortgage loan or the borrower is otherwise required to make payments on the mortgage loan. The
General Partners would also receive their pro rata interest in any distributions made by the Partnership if the proposed settlement of a pending action is approved in its current form. For the year ended December 31, 1999, the General Partners were allocated an aggregate of $909,960 of taxable income.
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         During the years ended December 31, 1999 and 1998, the Partnership paid
NorthStar Presidio Management Company LLC, an affiliate of the General Partners, $12,781 and $1,000, respectively, for management and administrative services rendered.

         A conflict of interest exists for the General Partners between continuing the Partnership and receiving the fees described above and liquidating the Partnership.

         In addition, as disclosed in Item 2, the General Partners are affiliated with Bighorn.

         In January 2000, the Partnership and Ben Farahi who, according to the Western Offer is a partner in the sole member of Western, entered into an agreement (the "Agreement") pursuant to which Mr. Farahi was provided with a list of limited partners of the Partnership. Shortly thereafter, Western proposed to make a tender offer for a number of Units which did not require that Western comply with Regulation 14d of the Securities Exchange Act of 1934. However, Western never made such offer.

         On January 23, 2001, Western, through its attorneys' Much Shelist Freed Denenberg Ament & Rubinstein, P.C. made an offer to purchase the Partnership's loan asset secured by the Reno, Nevada property (the "Reno Property") for $12,500,000 which offer was subsequently increased to $15,000,000 on January 26, 2001. The General Partners advised Western's attorneys that the offer was declined because the General Partners believe that the value of the shopping center could ultimately be well in excess of the price offered. The General Partners advised Western that if certain events favorable to the property were to occur, the property could have a value of as high as $19,000,000. It is the Partnership's understanding that an affiliate of Western owns the property adjacent to the Reno Property and desires to ultimately own the Reno Property.

         On February 6, 2001, as required by the Agreement, Western's counsel delivered to the Partnership a copy of the Western Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

         As was stated in the Partnership's Schedule 14D-9, dated January 17, 2001 with respect to the Bighorn Offer, due to the affiliation between Bighorn and the general partners of the Partnership, the Partnership makes no recommendation and is remaining neutral as to whether limited partners should tender their Units to Bighorn. However, the Partnership recommends against accepting the Western Offer as the price being offered is believed to be below the value of the Units. Nevertheless, in making a decision on whether to tender Units, the Partnership recommends that each limited partner consult with his, her or its financial and tax advisors and, if a limited partner desires to tender, to tender for the highest price being offered. At present, the Western Offer is at a price of $97 per Unit and the Bighorn Offer is at a price of $98 per Unit.
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         To the extent known by the Partnership, no affiliate of the General
Partners currently intends to tender their Units in either the Bighorn Offer or the Western Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

         None.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Except as otherwise set forth herein, during the past 60 days none of the persons referred to in Item 1008(b) of Regulation M-A effected any transactions in the subject securities.

ITEM 7. PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

         On February 14, 2001, Bighorn increased the offer price under the Bighorn Offer to $98 per Unit.

ITEM 8. ADDITIONAL INFORMATION

         None.

ITEM 9. EXHIBITS

         The following Exhibits are filed herewith:

         Exhibit (a)(1) -  Letter to Limited Partners from the Partnership dated
                           January 17, 2001 (previously filed).

         Exhibit (a)(2) -  Letter to Limited Partners from the Partnership dated
                           February 14, 2001.

         Exhibit (e)    -  Letter Agreement, dated January 7, 2000, between the
                           Partnership and Mr. Ben Farahi.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 16, 2001

                                    RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.

                                    BY:     RAM Funding Inc.,
                                            Managing General Partner

                                            BY:  /s/ Michael L. Ashner
                                                 -------------------------------
                                                 Michael L. Ashner
                                                 President and Director